Innofone.Com, Inc.
                     3470 Olney-Laytonsville Road, Suite 118
                              Olney, Maryland 20832
                                  301-774-6913




April 28, 2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

Attention:  Linda Van Doorn

RE:    File No. 000-31949

Dear Ms. Van Doorn:

I apologize for having recently being unavailable to you. In the process of moving into a new office, several items were temporarily lost in the shuffle. The address of record for Innofone.Com, Inc. is 3470 Olney-Laytonsville Road, Suite 118, Olney, MD 20832, and I can be reached at either 301-774-6913 or 301-340-9642. My new fax number is 301-340-9641 and my email address is frichardson@comcast.net. This information shall be reflected in the next
-----------------------
quarterly.

In response to the letter dated March 18, 2005, the following is a response to the issues you have commented on:

       Auditors  Report.  I neglected  to correct the missing  signature  on the
       ----------------
       edgar copy. This will be corrected and refiled.

       Danziger and Hochman have been Innofone.Com, Inc. Auditors since 2002. They were hired when the management and operations of the firm were in Toronto, Canada. They are licensed by the PCAOB and do numerous audits on public companies both in Canada and the United States. They are a midsize audit firm who operate on a global basis, traveling to where the operations and the accounting records of the company are. Once operations and new management were moved to Maryland in 2003, it was deemed not necessary to change accountants since the work they were providing was excellent and there was no issue since the audit work was conducted down in the United States. We have no intentions of changing to another audit firm in the upcoming years.

Securities and Exchange Commission
April 28, 2005
Page 2


       APB 30.  It was  concluded  that both of these  items  were  unusual  and
       ------
       infrequent in nature and were one time events. Both of these transactions were clearly not the normal operating activities of the company and were both one time events. Both of these items were material in nature and did not affect the normal course of operations and were deemed extraordinary.


We acknowledge the following related to the March 18, 2005 letter:

       o The company is responsible for the adequacy and accuracy of the disclosure in the filings.
       o Staff comments or changes to the disclosure in the response to staff comments do not foreclose the Commission in taking any action with respect to the filings: and
       o The company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

If you require any further assistance, please do not hesitate to contact us.


Yours truly,

/s/ Frederic Richardson

Frederic Richardson, President
Innofone.Com, Inc.